Filed by Green Dot Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Green Dot Corporation
Commission File No.: 001-34819
Date: December 16, 2025

The following is a transcript of a town hall for employees of Green Dot Corporation held on December 12, 2025.

It’s great to have you all here and I think it’s going to be a very exciting time to be joining Green Dot. 2025 has been quite a year, and now is a great time to reflect on our progress and achievements, give credit where credit is due and connect on our path and priorities going forward. As the company navigated leadership changes, a strategic review and our decision to cease operations in Shanghai, we also made progress in each of our enterprise priorities, including our operational and regulatory performance, strengthening our workforce, and last but certainly not least, investing in engines of growth, which will be the primary focus today. Most impressive is how teams across the company came together to execute our growth strategy as we added, renewed, expanded, and launched partners strengthened our risk and regulatory compliance program, streamlined and optimized our operations and migrated programs to a more efficient and powerful platform. All of this requires collaboration, and I’m proud of how the teams joined forces to help ensure we achieve our goals. We have a few weeks to go, but assuming we stay the course and have no unexpected headwinds or hurdles, we will not only achieve our financial goals for the year, but we will exceed them in a meaningful way. And that should result in bonuses being paid above 100% for the first time in several years. Jeff will share more on that shortly, but it has been a long time since we’ve had the opportunity to celebrate and be rewarded for this kind of achievement. So I hope you all feel good about 2025. You’ve all played a role in this accomplishment. We will soon be hearing more about our financial performance and our work in progress to strengthen our engines of growth. But before I pass it over to Jess and Chris, I’d like to take a moment to address the topic I know, is on many of our minds, and that is Smith Ventures and Commerce One. As you know, several weeks ago we announced that we’ve entered into an agreement with these two innovative entrepreneurial and growth-oriented organizations that align with our values and vision. And we believe can propel and unlock significant growth opportunities for our business going forward. We know you have questions about what this means for you and your teams and we’ll be dedicating extra time to our Q&A later on in today’s Town Hall. To address this topic and answer more of your questions, it’s important to understand that we’re still working through details, including who will work for the bank and who will work for the fintech. But one thing I do want to reinforce, as was shared by Bill Smith and Kenneth Till in the recent All Hands meeting, is that our employees are a priority and are of great value to both Smith Ventures and Commerce One. When we embarked on the strategic process, we took into consideration the best interests of our most important stakeholders, including our investors, our partners and customers, and you, our employees. This is one of the many aspects of the deal that we found so appealing as they need experience and ambition employees to pursue their goals and their businesses. They have aggressive goals that include growth, expansion, investment, and innovation. Which should present exciting career opportunities for all of us. They’re working hard to ensure our employees are valued and have a compelling reason to be part of the next chapters at the FinTech and the bank. Again, we’ll be addressing this and other topics later on in the session, including questions we couldn’t get to in the recent all-hands with Bill. And Kenneth, so please stick around. And with that, we do have a lot to cover today, so let’s jump into our agenda. Jess, it’s over to you.

Alright, thanks Bill. Good morning slash afternoon, everyone. For those of you who don’t know me, my name is Jess Unruh, and I’m the Chief Financial Officer. I’m going to cover highlights from our Q3 results, uh, updated expectations for 2025, and since we are almost done with the year, I’ll take a moment to provide an update on the bonus plan. First up is Q3,uh, we delivered revenue of almost $500 million, 24 million of profit, which we refer to as adjusted EBITDA, uh, and we delivered earnings per share of 6 cents. Uh, if you’ve been following along throughout the year, you might be asking, uh, wasn’t our profit much higher last quarter on almost the same revenue? Uh, and the answer is yes. Uh, we have seasonality in our business, our tax processing division is very active in the first half of the year. Uh, and as Brian Schmidt likes to remind folks, he has a very high margin business. Uh, in Q3, our tax business slows down, you know, the revenue mix shifted towards lower margin revenue, causing the profit to be lower. Relative to Q3 of last year, we had continued revenue growth in our BAS channel and growth in interest income at Green Dot Bank. And that was partially offset by… Uh, we’ve talked about this on several town halls, sort of ongoing declines in customers in our retail, direct and rapid divisions from macro consumer shifts. Uh, our profitability was down slightly year-over-year because of the timing of certain costs. For example, we had to increase our bonus expense based on the strong performance year-to-date, uh, relative to our annual budget. Uh, if you recall, uh, we came into the year expecting profit to decline relative to 2024, and now we’re looking at year-over-year growth. So, in addition to strong year-to-date performance, we continued our trend of announcing new partnerships. Uh, we also launched new programs. Uh, we have a backlog of other partners launching early next year. So, all in all, it’s really great momentum, and I want to extend my appreciation to you all for the hard work, uh, and perseverance. Next slide, please. So for the, uh, full year. of 2025. We have raised our profit expectations on the back of our strong Q3 performance, as well as improved expectations for Q4. So we had our earnings call, uh, if you recall, back in August for Q2, and we told everyone we expected profit to be somewhere between $160 million and $170 million on our last earnings call in November. uh, to announce Q3. Uh, we told everyone we now expect profit to be between $165 million and $175 million. And that marks the third quarter in a row, raising our guidance. And, as I mentioned, these new expectations represent year-over-year profit growth, so that is a huge accomplishment. On the chart below on the screen…yeah, it shows the puts and takes that could get us to $173 million of profit this year. Based on this forecast, the bonus plan will create incremental funding above 100%, and I’ll talk more about that in a few seconds. So, you know, let’s close out the year strong so we can maximize, uh, that lovely bonus pool. Uh, next slide, uh, just captures our guidance, I just talked about that, so we’ll skip it and… Go to the next slide. Uh, at this stage of the town hall, I typically bore you all with a discussion of profit trends across each segment of our business. Uh, the good news is that you’ll hear from much more interesting people than me talking about our levers of growth later on in the town hall. So… Uh, let’s skip the profit charts and get straight to what matters, uh, the bonus plan. So here’s… here’s how it works. Uh, we take your cash pay and multiply it by your target bonus percentage. And then we layer on some, um, board-approved magic Uh, so for most folks, it’s all about a corporate multiplier, which is tied to adjusted EBITDA, uh, but if you’re in a division, you get a special blend with a division multipliers as well. Um, if the corporate multiplier hits 100%, that means $150 million in profit. And this year, um, as I mentioned, we’re looking at somewhere between 165 and 175 million. So we’re estimating something around 150%. For the corporate multiplier. Uh, both the corporate and division multipliers can swing from 0 to 200. And then, of course, your personal performance also gets its own spotlight, uh, with managers able to award anywhere from 0% to 200% of funding based on your individual performance and contributions. And for the SVPs out there, you get one more twist with a regulatory modifier, and we’ll go into that. So all these fancy calculations help make sure employees and shareholder incentives are fully aligned. So, all in all, I think it’s going to be a great result for the year. And with that, I’ll turn it over to Chris.

Thank you, Jess, and great to hear excellent news. We’re going to talk today about the engines of growth. If you go to the next slide. And for those of you who I don’t know, my name is Chris Ruppel, I’m the Interim President and Chief Revenue Officer for Green Dot, and uh… Happy to talk with you today about, uh, our 2025 priorities. We’ve already talked about operational excellence, regulatory excellence, and people in prior town halls. And so here we’re going to talk about the engines of growth, uh, today, so we could go to the next slide. And that was entrance of growth really focused on 3 main priorities. We talked about pipeline growth, converting the pipeline to wins and onboarding, and onboarding faster. So those are the identified objectives for the year, and first I want to thank everyone and their departments, uh, for our support through the course of the year. You know, the revenue teams get to celebrate these wins, but it takes an entire company to prospect, to design, to win, to launch and to support new partners. It’s an incredible effort across the board, and it’s been a really busy year, and I want to thank all of you for your support in making this happen. We’ve had amazing BD activity across all divisions, better finance, retail, Rapid, and tax. That’s led us to a point where we have closed year-to-date, just under $100 million, $98 million in revenue. Uh, contract value, not contract value, but a stabilized year value, uh, against last year’s goal of 47, or performance of $47 million. So we’re 109% up over last year, so a really meaningful increase. Super exciting, lots of hard work there in the BD team, great talent and support from the company, and that was against a goal of $63 million, so a really material overperformance that will benefit from in the years to come. From a launched revenue perspective, we’ve launched year-to-date $81 million in customers. Again, same contract stabilize your value against a goal of $63 million, that’s 20… excuse me, against a goal of $70 million. And that’s Europe, 63, uh, year over year, uh, up 28%. So, meaningful improvement, meaningful overperformance, and we’re not done yet. We have other customers that will still launch between now and the end of the year. The other is pipeline growth. Uh, so we’ve had pipeline growth of about 7% in total pipeline and a weighted probability is relatively flat year over year. This represents what on paper, looks like an underperformance. But if you consider, we’ve closed twice as much as we did last year, and we are well over our expected production. That’s the reason that, of course, those items are taken out of the pipeline once they close. So, the year-over-year performance is really meaningfully better, it just isn’t reflected in, sort of, the point-in-time numbers. So, tremendous effort, which we’ll talk about with the marketing teams. Project 30 for onboarding, uh, the core, um… accomplishments for the year were around account feature and configuration automation and around implementation checklists and published standards. And those which we’ll talk about, Renata will talk about in her section, led to meaningful changes and reductions in the time to onboard and the cost to onboard, and we’re just getting started there as we drive to our goal of 30 days. So when you look at that, um… You know, and then in addition to that, some notable progress that led to we launched 7 major embedded finance partners, that’s a new Green Dot record. In terms of our technical capability programs are ready, we’re doing testing, they’re not all in production yet, but we’ve done the work this year to launch them. That’s really, really amazing. And that’s been very hard work in light of all the changes Bill brought up in his section that have gone through all the distractions. We’ve stayed focused on our core mission, and that’s a credit to everyone in the company to continue to perform for our customers. And there, we’ve had a really, really solid expansion with current partners in embed finance and retail in the FSC channel. That’s because of the stability and support that we’ve gotten from the technical teams, the amazing improvements from customer service. Our fraud rates are down, our customer experiences are improving. Really, we’ve had wins across the board from every department. And that leads to these results, which has allowed us, within our customers, to really improve performance, which Renata will talk about, and JB will. Project 30 is a collaboration across the board. We’ve materially improved that. We achieved the Walmart money card migration, the first migration from Legacy to GBOS, very important as we think about next year and growth. And then, of course, we launched Jackson Hewitt, first major tax partner in years, and Brian will talk about that. And with Rapid, significant improvements in Rapid with integrations and partners. and their migration of their portal customers, the development of an admin portal and migration over, which is critical for a processing conversion there, uh, in years to come. And, most importantly, we have raised our profiles and embedded finance leader. We have significant activity in the B2B marketing channel, 1,000 plus leads from Money 2020, over 270 unique articles highlighting our B2B leadership, uh, and 16 partner announcements, and 31 pieces of additional content. All that enthusiasm is what’s captured in the video we’re going to show here in a minute for Money 2020. It was a very exciting show. The team did a great job, and I want to make sure we call that out. And of course, we have all that’s led to a pipeline where we have near-stage deals of another $78 million that is in late stage. So really, really good and great prospects and progress as we think about next year. So with that, we’re going to go on to the short video, and then Renata will start us off with a deeper dive, uh, into the divisions, and starting off with embedded finance.

Thank you, everyone. We are at Money 2020. This is the biggest conference of the financial services industry, and we are very excited to meet with new partners and existing partners and new vendors and build all sorts of cool features and products for our customers. I think the main thing that we want to talk about here is sort of Green Dot’s history was in selling cards and retail to consumers, but in the last couple of years, we’ve really shifted, and we’ve been a pioneer in the banking as a service space, and so we launched last year, our ARK brand for our platform, and we’ve been continuing to build on the ARK branding and helping the market understand, and when we think about Green Dot is an evolution, just got off stage, great session today. How did it feel? I mean, it was so much fun house. The one takeaway that I hope people have is embedded finance is not going anywhere the more embedded it is, the more seamless and transparent to the user, we won’t even be calling it embedded finance, it’s just the way we work and live. So Green Dot is a great partner, very knowledgeable in this space. They have a great connection across the ecosystem, both from the issuance standpoint, from network, and… from fintechs, we are very glad to have this relationship. Green Dot has been a long-time partner for Visa, and we are so happy to be partnered with them because they’re different. They are a sponsoring institution, they have their own charter, they’re a program manager, and also all of the thought leadership that they bring to this part of the market that they’re really. The reason we like working with Green Dot, they allow us to push the envelope on some of the innovation that we’re working on, um, especially some of the AI pieces to help solve the back office problem. This part is hosted by CryptoVisa Green Dot. How’s the bill to be here and collaborate and to talk to people? It’s really a special occasion. It’s where relationships form, it’s where you get stronger with your partners, it’s really great. It’s all about human connection, right? It’s all about, like, you know, being with your colleagues, past colleagues current colleague and future colleagues. I think the 5's great, I think it's an opportunity for us to unwind a little bit, chit-chat about what happened during the day, and actually get to know each other a little bit. It's really everything. It's where we can get together, align, and be like, let's all do this. It makes it all a little bit better. One word to describe the whole vibe. I'll choose a simple one. Friendly. Oh, amazing, amazing. Spectacular. See the rating. Just innovative. Powerful. Unbelievable. This year is next level, all the way through and through.

Hi, Green Dot. My name is Renata Cain, and I lead Embedded Finance. Watching that video, I almost was shaking a little bit. Um, it was so much fun this year at Money 2020. The energy was really high and there was a buzz about Green Dot, um, and we really had something special there, so it was really nice to see that, and I hope everyone enjoyed it. Um, this year, we successfully merged our BAS team with our money processing team under the, um, embedded finance umbrella. Our employees have worked really hard to learn the various parts of both businesses, all in service of their partners, but also partner growth. And our existing partners are choosing to stay with us, overwhelmingly. The relationships the team have formed across the portfolio is really a testament to, you know, the extensions that we've completed and the new products that we are cross-selling. Alicia Porter brought the Amazon extension over the line in October. She did this just 4 months after arriving at Green Dot. This extends the relationship with Amazon for 5 years and is worth $13 million in contribution. And that's before she begins to sell, um, and cross-sell more products to them. Eric Dunn extended our agreement with VARO for 5 years. That extension is through 2030, and we expect $15 million in contribution. And lastly, Adriana extended our relationship with SoFi for another 3 years, and $4.5 million in contribution. We've onboarded, and we are in the process of onboarding some really exciting partners, including Crypto.com, which has gone live, you've heard a lot about it, Samsung, Stripe, Clip Money, there's just so many more, and soon we'll be celebrating the launch of Credit Sesame and Car Card. Quite frankly, there's too many wins, too many people, and too many accomplishments to mention, or even fit onto this one slide. And we do this with the support of so many people across the organization, so a heartfelt thank you from the Embedded Finance team. Lastly, we made really great strides this year in our efforts towards scaling our business. Project 30, um, is reducing partner onboarding projects by $300,000 already, and that's really just the beginning. The team had a very successful off-site earlier this month, and we feel really confident that we have a really solid plan as we head into 2026. And our business optimization team is expanding our partner portal for more self-service tools for our partners. And their support, um, with their support, we've also identified and remediated over 350,000 this year towards the business. Our decision to invest in optimization is proving the value we expected, and along with Project 30 is setting us up really nicely for the scale that is coming in 2026. So, a quick thank you to the Embedded Finance team. I, for one, am your biggest fan. And with that, I will hand it off to Crystal. Crystal, you're muted.

Thank you, sorry about that. Good afternoon, Green Dot. Thank you. I'm Crystal Bryant-Minter, and I am the GM over the Rapid Employer division. Um, I'm really excited to talk about our accomplishments this year. Um, about halfway through the year, I joined as the new division manager for RAPID, and the team really embraced me, and I… I am really excited about all the things that we've kind of accomplished. I first want to just start with, um, on the optimization side. When we, when we… came together initially in our first team meeting, we really quickly realized that we needed to refocus and align our business to EWA. And what came of that was a project, an initiative called Rapid Rising, where we really went step-by-step through the business to assess, um, how we thought about our business, where the right people needed to be in our business, what customer experience we wanted, how we wanted to go to market, our onboarding efficiency and even how we measure those results. And so everyone on the RAPID team actually played a role in completing that project and we're really, really excited about the momentum that we've built to take this business to the next level. And so, some existing partners that we have, we had a great renewal with CVS. CVS is our largest EWA partner. Um, even though I can't mention everyone, I do want to call out specifically, you know, Phyllis Schiffman, Brian Thomas and Kevin Ledoux, who really. carried that deal forward to get that renewal. Um, we renewed Avante, which is one of our largest channel partnerships for an additional 5-year renewal. Aviante had taken that business in-house, um, and actually returned it back to Green Dot because they wanted us to, um… return them to the growth that they had seen when we were managing the program. So, special shout out to Art Kimball and the channel team for really getting that one across the finish line. This year, we launched eCash, um, which is a green dot network product that we wanted to add to Rapid cardholders. And so, actually, shout out to Tim Weibel on the GDN team for helping us get through that, as well as Mono on the product team. One of the biggest accomplishments this year is the reduction in fraud. We've seen a 30% reduction in fraud this year, year over year, which is about a $3 million reduction. That was a joint partnership between. Mandy's team, the disputes team, um, our Asia Jackson on our account services team, really getting in a room and brainstorming what was causing this fraud and making actionable changes to reduce that. This year, we've increased our revenue-producing clients by 6% year-over-year, which is pointing to additional growth. On the new partner side, we've signed some really exciting deals that are foundational, really, to our growth in EWA Workday, which we all know, one of the largest HR platforms, um, we has agreed to a marketplace partnership with us, which will allow us to really expand EWA offerings to anyone who uses the Workday platform. Bullhorn, one of the largest recruitment platforms. We also signed? a channel partnership with them. And we recently entered into a TIP payments partnership with TipHouse, and that's all due to the hard work of multiple people on our channel team, Art Kimball, Scott Lacey, um, have all contributed to getting those things over the finish line. When we talk about our year-to-date new EWA and disbursement partners, we've had a 90% increase year-over-year, and that's too attributable to our sales territory managers and teams. Um, we've also had a 30% increase year-over-year on our pay card clients, closing over 160,000 paper checks year-to-date. And I do want to do a special shout-out to Eric Wojtich for closing about 10% of those deals, uh, with 76 of those opportunities coming from him. Um, but that does not discount all of the hard work from the sales and territory managers who have worked tirelessly to bring this business back to growth. And then finally, um, on the rapid admin portal, Chris mentioned that earlier. We've successfully converted about 25% of our clients. We are target… on target to complete that next year. We… the product team successfully helped us implement 28 new partner integrations, which are foundational to our EWA growth, making it easy for employers to enroll in earn wage access with us. And we've also kicked off a change in terms project that's going to be completed in the first quarter of next year, which will bring Rapid to 100% eSign and completely move all of our car products onto EMV. So I'm really, really excited about all these changes. The team, um, if anything, has stayed consistent in their values and culture and their excitement for our brand and I'm really proud of them and what's to come for 26. And now I'm gonna pass it over to Jameson.

Hello, everybody, and for those of you who don't know, I'm Jamison Jaworski. I'm the GM of our Consumer Division, which is all of our retail acquisition, including multiple Walmart, non-Walmart retailers, our FSC group, and our direct-to-consumer side of the business. So, um… It has been an exciting year. We've had a lot of things transpire, most notably, and I can't call out everyone as the trend with all of us here, but, um, Walmart… is our largest retail partner, and one of the most significant contribution points we have in the business. We were able to do a couple of things with them that were paramount, and that is introduce new features and functionality with moving them from our legacy platform over to the new, or to the GBOS platform. Um, and with that, uh, we are going to be able to take advantage of a lot of new features that we have available as we build them for other partners. This will be able to, um, to push that into that product line and continue to be successful in Walmart. Um, we are the only other product besides their own other JV, OnePay. Um, so we have the Walmart Money Card, and we have, uh, Green Dot. Um, this effort was 300-plus people, um, across the organization. It was led by Meghan Densham on our side, but I cannot begin to go through the list of everybody who was involved. It was so significant and so successful. Very, uh, positive comments back from Walmart, um, which they are not always easy to get out of them, um, about our focus and what we've done there, as well as the UX that was rolled out. So that's giving the customers a better experience. Uh, we also renewed all of the agreements that we have with Walmart, led by GenSeaker and the team there, uh… contributions from Chris and, um, other leaders through the group, through all levels of Walmart. We were able to renew that through January of 2033, remarkable achievement, especially when you think of they removed all other national brands just a couple of years ago. So, um… kudos to all of the efforts. It goes to our everyday account management that we have there to be successful. And outside of Walmart, what we're seeing for success, and I'll go into FSC in just a second, but in retail, we're going through optimizations. I'll talk about that in just a moment, but we are progressing on our Beyond the Rack strategy, which is embedded finance and retail. Adam and team and working closely with our product group. Um, and others are technology with marketing, with our designers. We're advancing our efforts with Dollar General, with Walgreens, with 7-Eleven on direct connections to get us closer to their businesses, but also in late-stage discussions about rolling out some type of embedded finance. This will be, um, first in market, um, as we codify and move these things forward, and changing towards the secular declines that we see in retail. So, very exciting there, appreciate everybody's help as we move forward on that. In our direct business, led by Kinda, we continue to advance on trying to make the product better. We've had GoToBank Refresh for the UX. The first time it's really been touched in earnest since the rollout in 20. And, uh, and we're seeing a lift already in the funded accounts that are there. We have pushed into more spend in the end of 25, which is… Um, leading to a 5% lift in our funded accounts, and we're continuing to push into our ODP tier testing fantastic product led with Tyler and St. Keith, as we see tremendous results there in FSC, uh, we are ready. We are in friends and family testing right now with Bari and Dolex, affectionately known as Dolphintech or Bari, or many other names that it goes by. But, uh, you'll see that as a full launch in January. We had a faster implementation of this, and that goes to the Project 30 work that's there, so very excited to roll this out another, uh, strategic FSC partner that is making us the market leader here. Am Scott is contracted, and we are starting to work on the launch of that, and we expect that in mid-year, as well as Perks, which is a part of a company called IQ that many of you have heard because we work with them on our AI, and they have, uh, other, uh, entities, so we'll have check cashing involved there, but they also have Liberty tax, errands, rent to center, Lenley and other things. So it's a… it's a very large, um, opportunity for us to push into those areas as we optimize and go into the next year, very excited about what we can do in terms of retail optimizations. We've been pulling costs out of retail, and we're-we're using more marketing, um, and POS, our point of sale materials, instead of the card product, in order to push this forward. Karen and her team are doing a great job of working with marketing in order to put this in place. And then we continue to press forward on our direct-to-consumer side of the business with better testing, so that we have an enhanced consumer journey, and that we increase our account conversions with using our analyst group and our conversion team, led by Phoenix and John in order to push into these other areas, and we can not only do that, but with fraud rollout RISCOS with SoCure, so that we have better conversion rates, and we can actually push this forward. So, I appreciate everybody's effort in helping us achieve the results that we have this year, and it's been just fantastic to be a part of. I'm going to hand it over now to Brian over at SBTPG to talk about his business.

Thanks, Jamie. So, I'm Brian Schmidt, I lead the SBTPG group, but with a lot of help. And, uh, Jess is entirely correct that I love talking about margin, but I'll save that for another day. 25 was a great year for us. I am, you know, proud of the entire team. They had a tremendous dedication. And, uh, you know, this is the team I want on my side, and any battle, any challenge we have. So we look at our existing partners. We have a channel that's really kind of the brick and mortar in-office side, which we call our Pro Channel. And we've got some metrics up here, but, you know, essentially, it was great across the board with all metrics. We enrolled more EROs than ever, double-digit growth in a number of things, and just really a fantastic year. Now, what's nice, as you build this, we help our business clients grow and they're going to do better in future years, so this is not something really just for 25, but we'll have ongoing benefits in future years. And on the new partner side, a couple folks have mentioned Jackson Hewitt, which we were able to get a new big client, which doesn't happen very often, because we really work with most people in the tax space, so there's not too many opportunities out there. This is clearly the biggest new client we've had in over a decade, and what's great about this is it will… a number of things, but it'll bring $90 million in revenue over the next 3 years. And with some businesses, you know, you have to ramp up for a while with new businesses and new partners. What's great about the tax business is you start on day one at 100 miles per hour. You start immediately, and there's no ramp-up. In fact, the beginning is often some of the busiest times. And so even though traditionally, we don't start doing taxpayer loans until early January, we've already started with Jackson Yun. We started on December 2nd, issuing loans. And so, as of the end of yesterday, we've already issued over $70 million in loans. So we've already given loans to over 85,000 taxpayers, which is really, you know., unbelievable at this point in the year. And this also is going to help for the future, because there's an opportunity to win their card business here, and it depends how we do, and we've had a great start with them. And plus, there's other products and services they can offer in the future. So, especially during tax, or during the holiday season, if you're out at a Walmart, eh, you might look, and Jacksonwood is in thousands of Walmarts, actually, doing taxes. And so, look for that sometime. I do want to give one particular shout out, with respect to Jackson Yield, even though. All of us BTPG helped with this, but we've had one person who really has been driving this whole project, owns it. And it's been really helping all of us get in line to make sure we deliver, and that's Todd Carson. So, Todd, thank you very much for all your efforts here with this great achievement. For optimization, we've had a number of great wins also, and we have real-time payments, which we call Fast Forward. And so we rolled that out in 25, we're the only ones in the tax space to do it. We're first to market and we had over $300 million in year one of payments through real-time payments. And we have lots of efficiencies. We have more partners coming on board next year. We're going to do other things next year, so we're going to have benefits on an ongoing basis, beyond 25 as well. We also have a taxpayer loan product, which is called Fast Cash Advance, or FCA. We had some process improvements we made there as well, and what that did is that brought in over $4 million in 25 to the bottom line, a contribution, so just great results. And, uh, with it being Christmas season, I kind of think of it's kind of like the Jelly of the Month Club here. You know, Kent keeps giving and giving, and, uh, we're making some other process improvements for 26. They're going to add another $2 million of contribution, so… That's just, uh, all these things will have ongoing impacts in future years. And then we've had other benefits just from other operational aspects. I mean, our, the number of complaints we've received is down almost 20%, really, because of better performance across the board. And then customer care calls for online clients are down over 10%, so just great metrics there as well. And then one last call-out, or shout-out I want to have is really just a group helping not only with Jackson Hewitt, but helping across the board with Fast Forward, with FCA, and it's really the technology group has just done amazing work. It's just been outstanding and it's really exceeded my expectations. It's just been great, and I want to point out, I had a call with Jackson Hewitt's CEO yesterday, and he's a tough guy to please, and, uh, he had a number of concerns, and he asked me to specifically call out the technology team as well, and thank them for all the great work that he's done, and he's really been impressed with the start of the year and how smooth it's gone. So, just a great job. So, thank you. So with that, let me hand it back to the person in the best holiday blazer ever. So, Chris, back to you.

Thank you, Brian, and thank you, everyone, for going into detail. It's such an exciting time to be part of Green Dot and we think about our themes over the last few years. And we started out this year talking about investing, investing in the engines of growth, investing in operational excellence, investing in, uh, in regulatory excellence, investing in our people. And in 26, we want to think about it as our launching point. We've had a business that's been through a turnaround. We believe we've gotten to the bottom, and we're now growing. We have every business that Green Dot is in, our consumer business, a rapid business, our embedded finance business, our tax business. They are all growth businesses combined. So we need to think about how to accelerate growth, and think about next year as the year of acceleration. We need to finish the foundational work. So finish the foundation, accelerate growth, and accelerate excellence. All of that has bias towards action, you know, that's one of our core values. We need to be focused on finishing faster. in achieving excellence in those areas to allow us to grow at paces we haven't seen. So when you think about new partner growth. We want to work on B2B marketing velocity increase. We have great results this year, we want to grow pipeline even more. We need to increase onboardings. We hit a new record this year, we need to break that next year, we need to reduce our time and our friction and onboarding partners, and continuing to carry forward in Project 30. And we need to improve the controls to allow scaling. From a product perspective, we need the migrations off of a legacy and onto GBOS. We do to improve our customer experience and focus, and we need to continue to build platform assets so that we can reach new levels of growth, because we're doing less customization and less bespoke development. All of these things will help us accelerate the business forward will help us standardize the business and reduce risk while we're growing faster. We think about that, we think about the second half of the year. So once we've gotten the foundation in place, we're working on all these acceleration initiatives and improving the things that we're doing. We think about what's possible in the second half of the year. Bill talked about the transaction. I know it's on top of mind for us. But I would challenge you all to think about it as an accelerator to our success an accelerator to our growth. We have new possibility as a company. We have new products, new investments. We have new resources we can bring to the table. You're going to hear Bill Smith talk about radical long-term thinking. We have the ability to invest and grow beyond the quarter we can make long-term decisions and radically improve the company over time. And that is really exciting, and I want all of you, instead of worrying about the potential risk of what this change means. We should be focusing on what it means for us that's positive. Because there is so much that we've done to put ourselves in a position as a launching pad for growth for the company and for Green Dot. And I want to express what an honor it is to work with each of you. And how exciting it is to be… as we think about this next chapter in Green Dot's history. I want to thank you for an amazing and a record-setting year. We really are an exciting inflection point for Green Dot, and I welcome everyone along on that journey. To think about what we can become. and to the new heights, we can take the company. It's an amazing time to be part of Green Dot. Thank you. So, we're going to move over to stewardship awards and talk about. We know we look at these, we can go to the next slide. These are focused on our core values, so we think about core values of high performance. We've talked about lots of great performance about trust with one another, about acting as a team. And being action-oriented, and we've exhibited, we're doing all of those things really well. And at the center of that is stewardship. Because we are stewards of our investors' capital and our customers' capital. And so, with that, we have stewardship awards. Based on these core values, and with that, I'd like to hand it over to… to the first award to Jeff Servin.

Thank you, Chris. Hi, my name is Jeff Servin. I manage the Tax Operations Division at TPG. And I have the honor of introducing Rick Ferguson as this year's Investor Award winner. Uh, Rick recently reached his. 10-year anniversary with us this year, and I can't think of a more deserving winner. Uh, as… Chris had mentioned regulatory excellence is a focus of Green Dot over the last few years. And Rick has led the way. within TPG, and… his actions have put us in a… in a better position. Uh, his ability and his willingness to go above and beyond. And help his teammates to make him a very deserving winner. So, thank you very much, Rick. Appreciate everything you do. And with that, I'll hand it over to Jim for training.

Thanks, Jeff. Um, my… if we… hi, everyone, if we haven't met yet, my name is Jen Tran. I'm the Director of CES for the Apple Cash Program. I'm honored to be here today to celebrate an incredible leader who truly embodies what stewardship means to an art organization. Tina Schlaf has been at Green Dot for over five and a half years, and has made an extraordinary impact on both our customers and our internal teams. Her leadership goes far beyond metrics, and she's built trust, confidence, and a culture of empowerment amongst our 600 customer experience agents. Tina's relentless focus on improving the customer experience has driven a record high CSAT recommendation scores. And she's constantly innovating to make our messaging stronger and more effective. But really, what truly sets TNA apart, here's our unwavering commitment to stewardship. She puts our customers and agents first while ensuring our partner's confidence remains strong, and that's quite hard if you're a part of the WAVE program. Her decisions reflect a long-term, sustainable value for all stakeholders. Tina, congratulations on this well-deserved recognition. Your dedication and passion inspires all of us, and we're so proud to celebrate your achievement today. Now, I'll pass it back to Bill.

Thank you, and congratulations, Sir Rick and Tina, for the exceptional stewardship and commitment to our customers and our partners. Now it's time to answer your questions. As I mentioned earlier. Given the recent news and updates, we wanted to dedicate. A little extra time to answering your questions. In particular, those that we could not get to. Sorry, those we could not get to in the all-hands meeting with Bill Smith and… Kenneth Till. I'd like to welcome back Mike, Chris, and Ali, who will help facilitate the Q&A.

Hi, everyone. Hi, Mike. Hi, Chris. Um, it's great to be here. Uh, I'm really loving all the props and all of the reasons to believe, just super inspiring. Um, before we jump into Q&A, I'd just like to make a special request. Uh, Witt did put a link in the chat to our town hall survey, would appreciate everyone taking a moment after we complete the event um, to, uh, to go ahead and share your feedback on there. A lot of work goes into hosting these and we want your feedback so we can continue improving them. Okay, uh, so I am going to start out with questions that were, uh, actually submitted by many of you in the recent All Hands with Bill Smith and Kenneth Till. Uh, if you couldn't join that, the session is recorded, and it was shared on HQ, so encourage you to go back and watch it, but we know that many of you did attend that, um, and so we want to answer more of those questions that we couldn't get to in the session. Uh, and then we can move over to the chat bar and the Q&A tool, so I'm going to help facilitate that. All right. So, first question is about job security, which we received multiple questions on, uh, understandably so. Um, so, will there be reductions. as part of this change. Um, and, you know, should employees assume that they still have their jobs when we get through this transaction? Oh, listen, this is… this is actually a pretty easy question to answer. When we started this strategic review. We had a… we had a bunch of. things that we wanted to accomplish, and as I mentioned in my opening remarks, we wanted to… we wanted to talk about our partners and our customers and our shareholders, and most importantly, our employees. So. As we went through this process. Um, as you can understand, in M&A, there are frequently transactions where companies, uh, reduce the staff and save money by doing that we went just the opposite direction. It was important to all of us who worked on the transaction to provide opportunities for our employees. So, the. the two companies that are gonna own the two pieces of Green Dot, neither one of them have. Um, an employee organization that can handle the business. So, as we did this deal, the fact that employees are going to have jobs. And, uh, and have great futures was an important part of our decision. So, look, like in most companies, we got… most places, you gotta perform and… and our employees do that, and um… and I think that the vast, overwhelming majority of people will have a great opportunity and have jobs going forward.

Thank you, Bill. Okay, and Mike and Chris, if you have anything you'd like to add, um, feel free to jump in. Uh, the second role is somewhat related, um, but it's more focused on, um, you know, employee roles. We received a couple of questions on, you know, what does this mean for my role? How will the split between the embedded finance or fintech company and the bank affect my department and my team, and my role, um, including who my manager is? Why don't you take that, Mike?

So, let me… yeah, I'll jump in and take that one. Thanks, Bill. So, um, a natural question, right? So, with the announcement of the transaction, everyone is anxious to understand. Um, how this will affect their departments, their team, their manager. Uh, will anything change? Uh, all natural questions, uh, and they will be answered in good time. Uh, one of the things that we have to do first is there is a transition management office being formed. It's comprised of both green dot leaders, leaders from Smith Ventures, as well as from Commerce One, uh, that's kicking off next week. Um, and so, as we identify decisions in terms of, for instance, alignment of employees or changes to functions or departments. Uh, we will share that information as quickly as it's available. Um, I will say that I would encourage everybody to remember that this process will take time, so we encourage patience as we're working through this. Um, and also, in some cases, you may experience no change, and other people might experience change. But we'll all feel change in some way, shape, or form, uh, because. People that we're working with, they might go to the bank, and you might stay with the embedded finance company, so… There's change for everyone, but I would encourage everyone to embrace the opportunities and the opportunity to drive innovation. Uh, and accept success going forward. Uh, but for now, each and every one of us has to remain focused on our current jobs and continue to execute in the exceptional way that we have to deliver similar results to what we delivered in just this recent year.

Thank you. Uh, next question. Uh, this is a good one. Uh, what happens to work from anywhere? Will there be any impact? To our, uh, remote environment as a result of this. Well, look, that is an important question for everybody in the company, and I know it's on people's minds.  Um, it's my personal belief that it's best for the company and best for employee development, especially our younger employees, to spend more time together. And, um, I think that Bill Smith and Kenneth Till have sort of the same belief. We're gonna examine, with an emphasis on the word examine whether the remote work is the best long-term approach for the company. No decisions have been made, but we're going to start a process to look at the various alternatives. And at some point, we or, uh… the owners of the company will make a decision as to what they think is in the best interest, but this isn't something that is going to take place overnight, and we'll be talking to a lot of people in the company to get views as to what they think is the best thing and what's the best thing for the company.

Makes sense. Mike, anything you want to add?

Um, I would just add, as Bill and I have discussed this, is we're thinking about, um, whether we establish hubs in particular locations. Uh, that provide a common facility for us to bring together teams and facilitate collaboration. Uh, we do see tremendous value in that, um, and I'll just share a personal example. My HR team met for the first time, all of us together, uh, in September, and many people have been working several years together and never had met face-to-face, uh, and presented a fabulous collaboration opportunity, but it also builds trust amongst everyone when you're able to come and meet in person. So we see tremendous value in those kind of opportunities. Uh, the only other thing I would add is that, uh, as we're exploring this, people might be obviously worried, like, well, does this mean that we're going to be forced to return to an office? Um, look, we don't know necessarily all possible outcomes from that exploration. Uh, but I will say that we don't anticipate that it's going to result in the immediate, for example, elimination of remote-capable jobs being able to continue to work remote. So that would just be part of the overall evaluation and we're gonna do what's best, basically, for the business, but also making sure that we're keeping the needs of employees in mind as well. I'm like, okay, um, next question, I believe we've addressed this, but it can't hurt, um, to just make sure we're clear on it. Will this affect our 2025 bonus.

I will jump in on that one. Or Bill, do you want to… go ahead.

No. Yeah, it's pretty simple, the answer is no. Good news. That's it. And I'll only add that managers and leaders will begin annual compensation review planning on January 26th and that includes bonus planning. And the second question was around equity, right? So, what happens to equity grants?

Hmm. Also an important question, uh, yesterday we delivered information to employees who have unvested equity grants. Uh, any information is with regards to the anticipated treatment. Uh, of those outstanding Green Dot Equity Awards. Uh, and how they will be treated upon the closing of the transactions with Commerce One and Smith Ventures. And if people have additional questions after they've had a chance to go through that information. Feel free to reach out to me or to our HR team. But let me… let me just say. Don't hesitate to reach out to get specific responses. Um, I've gone through that memo, and I negotiated the… the transaction, basically, and it's not… it's not that easy to understand, so, um, don't worry if you read the memo and say, geez, I don't quite get how all this works reach out to HR and get specifics.

Absolutely. Thank you. Um, okay, Chris, I think this might be a good one for you. Um, this… there were some questions about partnerships. Um, and products, right? So, um, will this have… will this transaction, um, the transactions have any sort of negative impact on our ability to support current partners or bring on new ones. So that's a great question, and I think of concern even for the Smith Ventures team. Uh, our expectation is actually that the transaction will allow us to support our partners better. Um, our core value proposition today that we go to market with is, of course, the combined bank and processing and program management, and one group.

We still have that. We will still have related, essentially related entities. We have… we'll be supplying core services back to the bank in many different areas that'll be worked out through the transaction, and we have a long-term relationship with Green Dot Bank. Uh, and, uh, in its… in the new role as a payments company. But we have the opportunity. to engage with other issuing banks to engage with other providers that are doing services or pieces that we can't fill today. We also take off the restrictions of being a bank and the… and the uh, and how that slows our speed down. So we have partners that have asked us to follow them internationally. We have a faster ability to react to that now. We have partners that would like different feature sets stablecoin, as an example, which we are not in our current roadmap, but has the potential to be on a go-forward basis. So those are just a few examples I view it as when we talk about accelerating our growth engine. We now essentially can take off the restrictions that we've had as a payments company. And, at the same time, retain a core value proposition, which is a more than close relationship with an issuing bank that enables us to provide speed and certainty to our customers as they're launching programs. So, very excited about it. It should mean no change to our partners. Those that we've engaged in so far are either unconcerned by the transaction, meaning no red flags raised. Or in conversations with them, they're very excited about. Um, about this Bill, Smith Ventures organization, the principles and the… and the strength that we're adding to the bank. So I think our net view is that our partners view it as a positive transaction. I view it as, uh, from a growth perspective, as a positive force for us.

That's great. And Chris, um, kind of a follow-up to that. So, hope that answers everyone's question.

Uh, what does it mean from a product. development and innovation standpoint? What does this enable?

So, I think I covered… I think I covered a lot of that in the last response, but I would just say I think it allows us to pick up our cadence of innovation, and to be able to offer more to our customers faster than we would if we just stay green dot today. So I think it becomes an accelerator for our growth and our ability to innovate in app products. It's wonderful. Bill, anything to add on that?

No, no, no, Chris, Chris, as usual, has laid it out exceptionally, and uh… I know that the. that the Smith people and the bank are excited about the product development also.

Yeah, absolutely, as are we. Um, okay, I'm now, um, turning over to the Q&A tool and chat, so everyone bear with me. There are plenty of questions, um, that are filling both channels. Uh, first question, will we be getting raises next year? Do we have an answer for that?

So, I can answer that. Uh, we do have a budget established for, uh, compensation adjustments, uh, that would be delivered in April. Uh, as well as a promotion budget. And so that planning, again, as I mentioned, much like, uh. Bonus planning will begin January 26th.

Can I just turn here for a second, Allie?

Excellent news. Uh, question… Sure. You know, there's a phrase, and I want everybody, like, a lot of these questions are driven out of the negative experience we've had for the last couple of years. This year, of course, we've exceeded budget. We're going to get paid over target bonuses, assuming we finish the year in expectation. I want everybody to understand growth solves a lot of problems, and the issues we've had around compensation and bonuses have been a function of not growing. And so it's… the work that we've been engaged in, that foundational work is so important for us. Because we now have the opportunity with that foundation for accelerating growth. And as a growth company that helps people build their careers, helps us build new competencies, and helps us all financially benefit as our shareholders benefit. So, I would challenge everyone to think about. You've done the hard work to help Green Dot turn the ship. Let's get excited about where we're going.

Got it. I love energy. Um, uh, thank you, Chris. Um, okay, we have a question in the Q&A tool. I noticed that a recently filed 8K addressed restricted stock units, but was not very clear. Uh, to a layman, um, which many of us are, consider… or consider ourselves compared to our legal team. Um, could you advise on what that…What that meant, um, and what happens to RSUs that have not vested. So, so you… you got a memo from HR. As it relates to… Um, RSUs and PSUs. Rather than try to respond here to specific questions, reach out to HR. It's a complicated transaction, and the compensation piece of it is also complicated. I wish it was simpler, but that's. Just not the way it turned out. So reach out to HR with your specific questions, and you'll get specific answers. Let me… let me just, excuse me, Ali, let me just… let me just add that.

Makes sense, and totally fair. Thank you, Bill. Um…The dealing with… Unvested equity was a significant. issue in terms of the transaction and essentially protecting. The economic value of the unvested equity for the employees was a very significant. Um… part of the transaction that was important to us, and I think we accomplished.

Um, a great deal in terms of protecting that value for employees. You, Bill. Ah, alright, uh, there was a question actually posted early on that I took note of, which I thought was an interesting one. Um, have we ever considered a referral program for new partners? Coming in. Chris, perhaps this is one for you.

I'd be open to that. I think we can design one. I would say, um… Uh, we're always interested, and I would ask you, as part of the Green Dot team. To make that referral, I think I saw a question asked about tying that to compensation, some more of a finder's fee. I think we can look at all that and put it in place, but I would ask you all, as a member of the team, we know growth creates opportunity that you would always be passing that through. I think it's a great idea, and we'll look into creating a referral program.

Thank you for the question. Yeah, that'd be awesome. Um, just Anra would like to know, uh, Chris, where did you buy that jacket? We need a link to the…I can provide a link out. I… I would just say that the website that I purchased it from has some very appropriate jackets, like the one that I'm wearing. And then some that are very inappropriate. So I… Allie, I'm going to give you the link and have you look at it and determine whether you want to pass it on. But there are some great.

We'll share it out. We'll share it out in News You Need. There's some great outfits there. I just, you know, it has its downsides, so let's just, you know, I know that I just want to post it in there. But I mean…I think the… I think the… you need that link quickly, because the going out of business sale with that store was trying to sell all those jackets probably, uh… You need to, you need to act quickly.

Um, alright, back to serious questions. When will we know about changes in benefits, things like medical, dental, 401 HSA, etc? Is there anything, you know, we can share on what to expect? With that. So, I'll answer that one. Uh, that is going to be an outcome of the Transition Management Office. Obviously, we understand it's a very important question for all employees. Uh, but we have to go through a whole evaluation process. So, for example, for Commerce One, they have an established benefits plan. We have an established benefits plan. We need to be able to put those together side by side, understand what, uh, Kenneth Till and Commerce One wants to do with benefits going forward, um, develop some strategies in terms of transition, and then once we've completed that work, we'll definitely communicate it to all employees. And it's similar for, uh, embedded finance employees as well, yeah. But in the… in… in the merger agreement was a commitment that the overall benefit plan would not. materially change in the near term.

Yes, the commitment, I would phrase it slightly differently, Bill. Provide comparable benefits, right? So we don't want employees to, um, have any kind of, uh severe negative consequence resulting from the transaction, and that includes benefits.

Okay, uh, let's see… um… Question… Oh, this, uh, question about, uh, customer service for the bank. Well, I'm assuming this would be part of the, um, transition team. Um, plan, but the question is about, you know, would customer service for the bank and fintech remain the same or be separated, or also, you know, within the new bank holding company will Green Dot and Commerce One have separate customer service. Teams, or together. So the… so the… that's a… that's a… that's a really good question. And it's a perfect example of what the transition team is starting to work on the… when the deal was negotiated, we agreed on a high-level approach to these questions, but it's the transition team that is now, over the next several months, going to work on the specifics to answer exactly those kinds of questions. This is an example of um, of a question that we don't have an answer today, but as we, as are working through the transition group as we get to things where we have answers, we'll let the organization know those answers. Thank you, Bill. Go ahead, Chris.

Bill, if you… I was just gonna hop in, Bill, if I could just add to that, the corollary to that, because the question was what can our team pick up related to the bank? And I think the other is it's important to recognize. The Green Dot Bank is primarily a BAS issuing bank. Commerce One today is not. It's principally a lending and community regional bank. And so the expertise of the two organizations is different. The support organizations for their customers are different, and so it… one of the things that Bill talked about is one of the… one of the real benefits of this is it's not an acquisition that's counting on what would be termed synergies or cost takeout. Um, we'll of course be looking to… are always looking for how to reduce cost. But in particular for the transaction. They're buying capability and the ability for Green Dot to provide a growth engine in the payments company. And for the combined banks to be synergistic in the terms of. One is… bass banks generate deposits. Commerce One generates loss. And so they're complementary to one another, but have very different, hmm…uh, business activities. And so, it's a complicated… there will be a fair amount of this Bill's suggested study in that. But we have an expertise that is differentiated from Commerce One, and they have an expertise that's differentiated from Green Dot Bank. And those two combined should fuel growth and create a stronger organization. But, uh, it's… it's not one of cost takeout, where we're moving to one system or another. That's why it has to require careful planning.

Makes sense, Chris. Uh… We have a couple of questions. Obviously, there's a lot of interest in the possibility of, you know, enabling more in-person collaboration on-site work. This question, uh, asks. Uh, what metrics would be used to evaluate if remote work is performing or not?

Can I… can I answer that, Bill? Or Bill? I was just gonna say, we don't know. Mike? Or…

Sure, go ahead.

There's not been an analysis done. It's… it's something we're talking about, you know, and Bill brought it up the ideas that we'll explore it and look at options and determine the criteria for that. None of us can tell you on the phone what those metrics will be how the answers will be determined. I think what Bill's answer was is we want to look at it to determine if there's benefit for the organization to have a higher presence, or some presence in office. But, um, it's… that's not begun. So, you know, I know it's a… that's a… A concern for folks is a work-from-anim organization, as we're being acquired by Commerce One that is, uh, is an in-office organization. But, uh, for the bank. But it's, you know, we're… in terms of number of employees, a significantly larger organization. And, uh, have a very diverse workforce, and that will need to answer all these questions in a way that continues to allow us to grow, continues to allow us to keep the expertise we have in-house and serve our customers and our partners with increasing excellence. So, this will take time, it'll be careful study, there'll be lots of people involved in driving to the correct decision to help us perform better as a company and better for our customers.

Makes sense. Uh, okay, next… next question is about onboarding. Um, I think this… we might have a chance for one or two more questions. Um, okay, lots of small and medium-sized partners want to join, but the onboarding hurdle pushes them away. Um, what are we doing to improve that? Chris, can you talk a little bit about that in Project 30?

Yeah, so… so that's the… the essence of that question is Project 30. So today, our core focus is on large at-scale partners that are essentially the world's leading brands in their particular industries to grow over time, we need to be able to bring that bar down. We have to build scale in our operations, and we need to be able to get, through Project 30, and from a technical perspective, to get our onboardings down to lower cost and lower time and effort. Um, which is, uh, which would allow us to take a risk on smaller businesses, or those that may be at scale but have a short timeline. So I think, without solutioning it, the answer is that is the essence of Project 30 to look for answers. Uh, and different ways to do business than we are today that allow us to respond to that market need. So it's a great question, and I would encourage you to reach out to Paul Cathcart, who leads Project 30, to bring any ideas forward associated with that. So, thank you for the…

Yeah, and on that note, Chris, we are planning on hosting a Dotlight focused on Project 30 in early 2026. So, um, there will… that'll be a nice opportunity for folks to learn more about that initiative. Um, we are approaching time. I want to pass it back over to Bill for some closing comments and to share a special message from, um, from your leaders, so… Bill?

Okay, thanks. Thanks, Chris and Mike and Allie for helping to facilitate this question. Uh, this session, excuse me, I hope we provided a little more clarity and a little help to build some more optimism and curiosity about our future. I'm proud of the progress we've made this year, and I genuinely believe we're headed in the right direction, and this is the right move for the company and our employees. I'd like to close by thanking all of you for your hard work. It's been a good year. I know it's been a challenging and at times turbulent year. I'm proud of how you. all showed up, pressed forward, remained flexible and focused on delivering on our objectives. And you've helped transform the organization into a more efficient and powerful platform that set us up for growth and expansion in 2026 and beyond. I'd also like to acknowledge the leadership team who demonstrated deep commitment to their teams and goals, while also supporting this strategic review. Most of the people on the management team this year essentially had two jobs. One, their day-to-day job, and the other one was supporting me in this strategic review that led to the Smith Venture and Commerce One transaction. Uh, their support helped us identify the best opportunity to facilitate long-term growth and success for the organization. With that, I'm happy to share a special message for all of you from your leaders.

Again, happy holidays to everybody, uh, be safe and have a wonderful new year. Hello, Green Dot-ers! Happy holidays and seasons greetings! Happy Holidays, Green Dot. Happy holidays, Green Dot. Happy Holidays, Green Dot. Happy Holidays, Green Dot. Green Dot-ers. Happy Holidays! Happy holidays, everyone! Happy holidays, Green Dot-ers! Season's greetings! Happy holidays, Green Dot, from the Arizona desert! As we close out 2025, I want to take a moment to express my heartfelt gratitude to our HR team. We launched Crypto.com, Samsung, and extended our relationship with Amazon. For the incredibly talented people I get to work with every single day. Is your resilience. I know that it's been a year of change, and your resilience has continued to make us so strong. Coming together to deliver these significant initiatives, and for their dedication and high performance. Working with the teams and the people at Green Dot to make Green Dot the best that we can make it. For your tenacity and focus as we've navigated so much change this year, your commitment has been so inspiring. Thankful for the risk and compliance team and our colleagues across Green Dot, who've worked very hard in the face of uncertainty. I am profoundly grateful and thankful for our elite cross-functional team members whose relentless collaboration, bold leadership, gritty tenacity and obsessive customer focus. Consistently turns moonshot ambitions into measurable wins. As SBTPG's overall performance for the year. the collective hard work across the organization in recent years and have a show up for each other every day. To work with some incredible people. We're also really good-hearted and fun.

In 2026, I am most looking forward to. driving our bold transformation agenda. The rollout of our product delivery team structure. Continuing the progress that we've been able to make. We've got a growing list of partners that we should be onboarding and launching. We're helping our new partners launch in 2026. The opportunities our recent announcement brings for continued growth and investment, leveraging risk and compliance to enable better business growth, working with the largest new partner we've had in over a decade, working with our product teams to develop new features and deliver better experiences for our customers. The momentum that we've built with the shift to EWA, continuing to grow in 2026.

Thank you so much, Green Dot. Thank you to each and every one of you. Thank you, I appreciate you all. Thank you for everything you do. Thanks for all that you do for Green Dot. Thank you for everything you do. Thank you, Green Dot team, for all your hard work. Thank you, everybody. Thank you, Green Dot. Thank you.

Forward-Looking Statements

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are statements that could be deemed to be forward-looking statements. These forward-looking statements include, but are not limited to, certain plans, expectations, goals, projections, and statements about the benefits or costs of the proposed transaction, the plans, objectives, expectations and intentions of Green Dot Corporation (“Green Dot”), CommerceOne, (“CommerceOne Financial Corporation”) and affiliates of Smith Ventures, including future financial and operating results (including the anticipated impact of the proposed transactions), statements related to the expected timing of the completion of the proposed transactions, the plans, objectives, expectations and intentions of Compass Sub North, Inc., a newly formed Delaware corporation and a direct, wholly-owned subsidiary of CommerceOne (“New CommerceOne”) (to be renamed “CommerceOne Financial Corporation” as part of the proposed transactions), following the consummation of the proposed transactions (the “combined company” or “New CommerceOne”) described herein, and other statements that are not historical facts.  You can identify these forward-looking statements through the use of words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “predicts,” “forecasts,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “endeavors,” “strives,” “may” and “assumes,” variations of such words and similar expressions of the future or otherwise regarding the outlook for Green Dot’s, CommerceOne’s or the combined company’s future businesses and financial performance and/or the performance of the banking industry and economy in general.

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Green Dot, CommerceOne or the combined company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, Green Dot or CommerceOne and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this communication. Many of these factors are beyond Green Dot’s, CommerceOne’s or the combined company’s ability to control or predict, and there is no assurance that any list of risks and uncertainties or risk factors is complete.  These factors include, among others, (1) the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Green Dot’s business and to CommerceOne’s business as a result of the announcement and pendency of the proposed transaction, (3) the risk that the integration of Green Dot’s and CommerceOne’s respective businesses and operations, or the separation of Green Dot’s non-bank fintech businesses from Green Dot Bank, will be materially delayed or will be more costly or difficult than expected, including as a result of unexpected factors or events, (4) the failure to satisfy the conditions to the closing of the transactions among Green Dot, CommerceOne and Smith Ventures, including the failure to obtain the necessary approvals by the stockholders of Green Dot or CommerceOne, (5) the amount of the costs, fees, expenses and charges related to the transactions, (6) the ability by each of Green Dot, CommerceOne and Smith Ventures to obtain required governmental approvals of the proposed transactions on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transactions, (7) reputational risk and the reaction of Green Dot’s or CommerceOne’s customers, suppliers, employees or other business partners to the proposed transactions, (8) challenges retaining or hiring key personnel following the proposed transactions, (9) any unexpected delay in closing the proposed transactions or the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger or Separation Agreement, (10) the dilution caused by the issuance of shares of the combined company’s common stock in the transaction, (11) the possibility that the proposed transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) risks related to management and oversight of the business and operations of the combined company and the separation of Green Dot’s non-bank fintech business from Green Dot Bank and the combined company, (13) the possibility the combined company is subject to additional regulatory requirements or consent orders as a result of the proposed transactions, (14) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Green Dot, CommerceOne or the combined company, and (15) general competitive, economic, political, regulatory and market conditions and other factors that may affect future results of Green Dot, CommerceOne and the combined company, including changes in asset quality and credit risk; the inability to sustain or achieve revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the ability to raise or  maintain liquidity, funding, and capital; the impact, extent and timing of technological changes; capital management activities; fraudulent or other illegal activity involving the products and services of Green Dot, CommerceOne or the combined company; cybersecurity risks, including cyber-attacks or security breaches; and fluctuations in operating results. Additional factors which could affect future results of Green Dot can be found in Green Dot’s filings with the Securities and Exchange Commission (the “SEC”), including in Green Dot’s Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and Green Dot’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Green Dot, CommerceOne and Smith Ventures do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as otherwise may be required by law.

Important Information About the Transaction and Where to Find It

New CommerceOne intends to file a registration statement on Form S-4 with the SEC to register the shares of New CommerceOne common stock that will be issued to CommerceOne stockholders and Green Dot stockholders in connection with the proposed transactions.  The registration statement will include a joint proxy statement of Green Dot and CommerceOne that also constitutes a prospectus of New CommerceOne.  The definitive joint proxy statement/prospectus will be sent to the stockholders of each of Green Dot and CommerceOne in connection with the proposed transactions.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTIONS AND RELATED MATTERS.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Green Dot or New CommerceOne through the website maintained by the SEC at http://www.sec.gov. Documents filed with the SEC by Green Dot will also be available free of charge by contacting the investor relations department of Green Dot at IR@greendot.com or by accessing the “Investor Relations” page of Green Dot’s website at https://ir.greendot.com/financial-information/sec-filings.

Before making any voting or investment decision, investors and security holders of Green Dot and CommerceOne are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transactions.  Free copies of these documents may be obtained as described above.

Participants in Solicitation

Green Dot and CommerceOne and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Green Dot’s stockholders in respect of the proposed transactions under the rules of the SEC. Information regarding Green Dot’s directors and executive officers is available in Green Dot’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on April 11, 2025 (and available at https://www.sec.gov/Archives/edgar/data/1386278/000138627825000020/gdot-20250411.htm) (the “Green Dot 2025 Proxy”), under the headings “Corporate Governance and Director Independence,” “Proposal No. 1 Election of Directors,” “Security Ownership of Certain Beneficial Owners and Management,”  “Our Executive Officers,” “Executive Compensation” and “Transactions with Related Parties, Founders and Control Persons,” and in Green Dot’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 3, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001386278/000138627825000009/gdot-20241231.htm), and in other documents subsequently filed by Green Dot with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Green Dot’s securities by Green Dot’s directors or executive officers from the amounts described in the Green Dot 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Green Dot 2025 Proxy and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

No Offer or Solicitation

This communication relates to the proposed transactions and is for informational purposes only and is not intended to, and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.